FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of Banco de Chile and Subsidiaries Consolidated Financial Statements as of December 31, 2006 and 2005, released in Chilean newspapers on February 20, 2006.

The complete financial statements, together with their respective notes and the corresponding report of the external auditors, are available at www.bancochile.cl, as well as at Banco de Chile Principal Offices.-

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of December 31, 2006 and 2005

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)

	2006	2005
ASSETS
	MCh$	MCh$

CASH AND DUE FROM BANKS	1,219,073.5	673,153.6

LOANS:
Commercial loans	3,970,908.8	3,584,630.6
Foreign trade loans	677,296.0	562,336.0
Consumer loans	1,072,323.9	882,291.1
Mortgage loans	581,218.2	684,424.0
Leasing contracts	539,176.0	464,355.9
Contingent loans	987,313.9	738,769.7
Other outstanding loans	1,762,224.5	1,363,056.3
Past due loans	61,685.1	72,847.0

Total loans	9,652,146.4	8,352,710.6
Allowance for loan losses	(144,978.6)	(144,272.2)

Total loans, net	9,507,167.8	8,208,438.4

OTHER LOANS:
Interbank loans	43,019.4	25,537.3
Investments purchased under agreements to resell	53,313.5	47,676.0

Total other loans	96,332.9	73,213.3

TRADING SECURITIES	1,197,372.1	1,367,455.3

INVESTMENTS:
Available for sale	40,066.2	25,162.4
Held to maturity	16,003.0	15,738.5

Total investments	56,069.2	40,900.9

DERIVATIVE INSTRUMENTS	50,500.9	-

OTHER ASSETS	474,399.9	397,130.1

FIXED ASSETS:
Bank premises and equipment, net	151,676.9	145,441.0
Investments in other companies	7,692.7	7,310.7

Total fixed assets	159,369.6	152,751.7

Total assets	12,760,285.9	10,913,043.3

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2006	2005
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,738,972.4	1,548,059.6
Time deposits	5,935,810.0	4,871,502.9
Other demand and time deposits	512,395.0	419,841.5
Securities sold under agreements to repurchase	306,855.3	276,435.3
Mortgage finance bonds	477,637.0	568,190.9
Contingent liabilities	988,359.0	739,109.0

Total deposits and other liabilities	9,960,028.7	8,423,139.2

BONDS ISSUED:
Bonds	554,271.8	331,522.4
Subordinated bonds	405,942.4	311,695.5

Total bonds issued	960,214.2	643,217.9

BORROWINGS FROM FINANCIAL INSTITUTIONS
AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	824.5	1,436.2
Borrowings from domestic financial institutions	88,260.8	92,053.6
Foreign borrowings	591,573.0	675,384.1
Other liabilities	26,432.0	34,451.8

Total borrowings from financial institutions and Central Bank	707,090.3	803,325.7

DERIVATIVE INSTRUMENTS	69,954.8	61,277.1

OTHER LIABILITIES	228,365.5	190,698.9

Total liabilities	11,925,653.5	10,121,658.8

MINORITY INTEREST	1.8	1.0

SHAREHOLDERS’ EQUITY:
Capital and reserves	640,940.2	608,775.7
Other equity accounts	(1,557.3)	(1,911.1)
Net income for the year	195,247.7	184,518.9

Total shareholders’ equito	834,630.6	791,383.5

Total liabilities and shareholders’ equity	12,760,285.9	10,913,043.3

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)

	2006	2005
OPERATING RESULTS:	MCh$	MCh$

Interest revenue	777,654.0	697,783.9
Gains from trading activities	40,740.5	14,511.3
Income from fees and other services	183,592.7	176,981.0
Gains from foreign exchange transactions	-	24,154.5
Other operating income	8,853.9	10,697.4

Total operating revenues	1,010,841.1	924,128.1
Less:
Interest expense	(372,243.5)	(316,676.6)
Losses from trading activities	(8,160.1)	(30,730.9)
Expenses from fees and other services	(41,348.8)	(33,423.3)
Loss from foreign exchange transactions	(10,802.3)	-
Other operating expenses	(17,556.9)	(14,077.7)

Gross margin	560,729.5	529,219.6
Personnel salaries and expenses	(157,957.5)	(153,778.8)
Administrative and other expenses	(122,811.7)	(111,262.2)
Depreciation and amortization	(21,126.7)	(18,587.4)

Net margin	258,833.6	245,591.2
Provision for loan losses	(34,252.6)	(24,160.6)

Total operating income	224,581.0	221,430.6

NON OPERATING RESULTS:
Non operating income	16,716.8	8,023.8
Non operating expenses	(14,457.6)	(12,100.4)
Equity participation in net income in investments in other companies	1,031.1	695,6
Net loss from price-level restatement	(8,526.4)	(11,690.2)

Income before income taxes	219,344.9	206,359.4
Income taxes	(24,096.3)	(21,840.1)

Income after income taxes	195,248.6	184,519.3
Minority interest	(0.9)	(0.4)

Net income for the year	195,247.7	184,518.9

“The complete financial statements, together with their respective notes and the corresponding report of the external auditors, are available at www.bancochile.cl, as well as at Banco de Chile Principal Offices”

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2007

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavin Chief Executive Officer